SHUMAKER, LOOP & KENDRICK, LLP

Attorneys at Law

Bank of America Plaza

101 E. Kennedy Blvd

Suite 2800

Tampa, Florida 33602

Gregory C. Yadley

813.227.2238

gyadley@slk-law.com

January 21, 2016

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:       Jeff Kauten, Staff Attorney

David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:           Jagged Peak, Inc.

Amendment No. 1 to Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged Peak, LLC, Paul Demirdjian and Primrose Demirdjian, Vincent Fabrizzi and Daniel Furlong

Filed January 5, 2016

File No. 005-62177

Revised Preliminary Proxy Statement on Schedule 14A

Filed January 5, 2016

File No. 000-31715

Ladies and Gentlemen:

On behalf of our client, Jagged Peak, Inc. (“JGPK”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 15, 2016 (the “Comment Letter”), with respect to Amendment No. 1 to the Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged Peak, LLC (”SPJP”), Singapore Post Limited (“SingPost”), Paul Demirdjian, Primrose Demirdjian, Vincent Fabrizzi and Daniel Furlong with the Commission on January 5, 2016 (SEC File No. 005-62177) (the “Schedule 13E-3) and JGPK’s Revised Preliminary Proxy Statement on Schedule 14A also filed with the Commission on January 5, 2016 (SEC File No. 000-31715) (the “Preliminary Proxy”) in connection with its proposed merger with a to be formed subsidiary of SPJP.

In connection with this letter responding to the Staff’s comments, the filing persons are filing Amendment No. 2 to the Schedule 13E-3 and JGPK is filing a revised Proxy Statement on Schedule 14A, and we have sent to Jeff Kauten via electronic mail a courtesy copy of the changed pages from the Proxy Statement showing the changes described in this letter.

Securities and Exchange Commission

January 21, 2016

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the filing persons’ responses thereto.

Schedule 13E-3

General

1.	We note the response to prior comment 1. Please add the new filing persons to the chart on page 43. We also note that such persons must make the disclosures required by Item 1014 of Regulation M-A.

Messrs. Furlong and Fabrizzi have been added to the chart on page 43. The chart has also been revised to show the holdings of the “SingPost Purchasers” (SPJP collectively with SingPost) and a footnote added to indicate that the direct holdings are by SPJP, with indirect holding by SingPost. Revisions have also been made in the sections addressing “Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger” and “Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger” to make it clear that the new filing persons are included in those disclosures.

Revised Preliminary Proxy Statement on Schedule 14A

General

2.

We note your response to prior comment 4, which states that the meeting will be postponed if the company becomes aware of a deviation from the estimated expenses that would cause the per share merger consideration to decrease by one cent or more. Please advise what will occur if the company does not become aware of a deviation prior to the meeting, but the deviation nevertheless occurs and is material. If the disclosed estimate will stand in that circumstance, please revise the disclosure to clearly state that

Securities and Exchange Commission

January 21, 2016

We have revised the disclosure to be more precise, as follows:

In the event that more than three days prior to the special meeting the Company becomes aware of a deviation from the estimated expenses that would cause a decrease of a penny or more in the per share Merger Consideration, it intends to file a Form 8-K with a revised estimate prior to the meeting date in order to provide such information to its stockholders. Stockholders may, if they desire, change their vote on the Merger as described under “The Special Meeting – Voting; Proxies; Revocation – Revocation of Proxies.” In the event that the Company becomes aware of such a deviation after that date, it intends to file a Form 8-K with a revised estimate as soon as practicable in order to provide such information to its stockholders, and to announce such revised estimate at the special meeting if it is then known. The special meeting will not be postponed, however, and all duly submitted proxies not marked “Against” or “Abstain” that are not properly revoked prior to the vote at the special meeting will be voted in favor of the approval of the Merger Agreement and, if the Merger Agreement is approved at the special meeting and the other conditions to closing are met, the Merger will be consummated and the Merger Consideration will be calculated based on the actual amount of such transaction expenses. Management considers it unlikely that the amount of the transaction expenses will vary in any significant way from the estimate set forth above, as such expenses are limited to investment banking fees, legal and other professional services fees, and other out of pocket costs and expenses of the Company incurred and accrued to pay third parties in connection with the negotiation and completion of the Merger, and almost all of such expenses have already been incurred.

Special Factors

Financing

3.

We note the response to prior comment 20. Please clarify disclosure regarding the source of funds for the merger. If a credit facility will be used, please provide the information required by Item 1007 of Regulation M-A.

We have revised the disclosure to clarify that the intended source of funds for the merger is internal cash resources of SingPost. SingPost has sufficient cash on hand to be able to fund the transaction without incurring additional borrowings.

Appendix C – Opinion of C. Brett Cooper

4.

We note the response to prior comment 21. The staff views disclaimers of responsibility to security holders as inconsistent with the balance of the registrant’s disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our website. Please eliminate the disclaimer regarding fiduciary duty, or add an explanation such as that included at the end of the cited excerpt. Similarly, the staff views the disclaimer of responsibility with respect to data, material and other information used by the financial advisor as inappropriate. Please revise.

Securities and Exchange Commission

January 21, 2016

Regarding Cooper’s disclaimer regarding fiduciary duty, we have revised the disclosure under “Opinion of Financial Advisor” to include the following paragraph:

Cooper’s opinion states that it is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the merger transaction and should not be construed as creating any fiduciary duty on Cooper’s part to any party. Cooper believes that, under Florida law, based on the express terms of his contract relating to his engagement as financial advisor to the Company’s Board, Company stockholders cannot rely on his opinion, and he intends to assert the substance of the disclaimer as a defense to any stockholder claims that might be brought against him under applicable state law. Cooper does not believe that Florida law has addressed the availability of such a defense in connection with any such stockholder claim. The issue necessarily would have to be resolved by a court of competent jurisdiction, and the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the Company’s Board of Directors under governing state law, or the rights and responsibilities of the Board or Cooper under the federal securities laws.

Regarding Cooper’s disclaimer of responsibility in his fairness opinion letter with respect to data, material and other information used by him in preparing his opinion, the opinion letter has been revised to delete the words “and do not assume any responsibility with respect to such data, material and other information” at the end of the first sentence of the fourth paragraph. The sentence now reads “I have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to me, discussed with or reviewed by me, or publicly available, and my use of the all data, material and other information is predicated on the reasonableness of it taken as a whole. The sources of all data, material and other information are believed by me to be reliable, however I cannot and do not make assurances on its accuracy, beyond the reasonableness of it in its totality.”

Each of the Schedule 13E-3 filing persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of its disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 21, 2016

Please feel free to contact me at (813) 227-2238 with any questions or comments you may have.

Sincerely,

/s/ Gregory C. Yadley

Gregory C. Yadley

cc:           Albert Narvades, Chief Financial Officer

Jagged Peak, Inc.

Brad Rock, DLA Piper